Horace Mann

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September 19, 2024

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
Office of Crypto Assets
United States Securities and Exchange Commission
Washington DC 20549

Re: Horace Mann Educators Corporation
Form 10-K For the Fiscal Year Ended December 31, 2023
File No. 001-10890

Ms. Baynes and Mr. Brunhofer:

Please see attached responses to the comment letter dated September 6, 2024.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 73

Please represent to us that, in future filings, you will revise your presentation to provide either the separate line item or parenthetical disclosure associated with the various remeasurement gains/losses as stipulated in ASC 944-40-45-1, 45-2 and 45-4.

***Company Response*: We will include a parenthetical disclosure associated with the remeasurement gains/losses stipulated in ASC 944-40-45-1, 45-2 and 45-4 beginning with the September 30, 2024 Form 10-Q.**

Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Significant Accounting Policies
Short-Duration Insurance Contracts, page 84

Please represent to us that, in future filings, you will revise your policy note to disclose your policy for premium deficiency testing and specifically indicate whether you consider anticipated investment income in the test as required by ASC 944-60-50-1. Otherwise tell us where you made this disclosure in your financial statements.

***Company Response*: We will include a statement in our policy note beginning with the December 31, 2024 Form 10-K indicating that we do not consider anticipated investment income in premium deficiency testing under ASC 944-60-50-1.**

The Horace Mann Companies • 1 Horace Mann Plaza • Springfield, Illinois 62715-0001
217-789-2500 • www.horacemann.com

Note 6 - Long-Duration Insurance Contracts
Liability for Future Policy Benefits, page 117

We note from your gross premiums or assessments table on page 121 that in 2023 and 2022 the supplemental health line represents approximately half of your premium/assessment revenue depicted in the table and in your rollforwards of the liability for future policy benefits and, in each case, over 40% of premiums and contract charges earned in the Supplemental & Group Benefits segment. Please represent to us that, in future filings, in addition to the mortality and lapse actual versus expected experience information provided on page 122 for your life products, you will provide the actual versus expected morbidity and lapse experience information for your supplemental health products as required by ASC 944-40-50-6b2.

Company Response: **We will include actual versus expected morbidity and lapse experience information for our supplemental health products as required by ASC 944-40-50-6b2 beginning with the September 30, 2024 Form 10-Q.**

Please let me know if you have any additional comments or concerns.

Sincerely,

Bret Conklin
Executive Vice President and Chief Financial Officer

Cc: Don Carley